SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Red Robin Gourmet Burgers, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

75689M101
(CUSIP Number)

Marc Weingarten, Esq. and David E. Rosewater, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 625,297 (See Item 6)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 625,297 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 625,297 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (See Item 6)
14	TYPE OF REPORTING PERSON* IA; CO

* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MAGNOLIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 625,297 (See Item 6)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 625,297 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 625,297 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (See Item 6)
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 625,297 (See Item 6)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 625,297 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 625,297 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (See Item 6)
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spotlight Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GREGORY P. TAXIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 7 of 12 Pages

Item 1.	SECURITY AND ISSUER

The Schedule 13D filed on June 10, 2010 (the “Schedule 13D”), as amended by Amendment No. 1 dated June 24, 2010, as amended by Amendment No. 2 dated July 12, 2010, as amended by Amendment No. 3 dated August 5, 2010, as amended by Amendment No. 4 dated November 10, 2010, as amended by Amendment No. 5 dated January 7, 2011, as amended by Amendment No. 6 dated January 31, 2011 and as amended by Amendment No. 7 dated February 23, 2011 by the Clinton Group, Inc., a Delaware corporation, Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company, Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company, Clinton Equity Strategies Master Fund, Ltd., a Cayman Islands exempted company, GEH Capital, Inc., a Delaware corporation, George Hall, Spotlight Advisors, LLC, a Delaware Limited Liability Company, and Gregory Taxin relating to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 8 to the Schedule 13D.  This Amendment constitutes an “exit filing” with respect to the Schedule 13D by the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of CMAG and SAL. A total of approximately $14,074,000 was paid to acquire such Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,618,936  Shares outstanding, which is the total number of Shares outstanding as of February 22, 2011 as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2011.

As of the date hereof, Clinton may be deemed the beneficial owners of an aggregate of 625,297 Shares constituting approximately 4.0% of the Shares outstanding.  Spotlight may be deemed to beneficially own 5,700 shares, constituting less than 0.1% of the Shares outstanding.

By virtue of the Letter Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 630,997 Shares, constituting approximately 4.0% of the Shares outstanding.  However, (i) Clinton expressly disclaims beneficial ownership of the Shares beneficially owned by Spotlight and (ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

(b) By virtue of investment management agreements with CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 625,297 Shares beneficially owned by CMAG. By virtue of his direct and indirect control of CGI and CMAG, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI and CMAG has voting power or dispositive power.

CUSIP No. 75689M101	SCHEDULE 13D	Page 8 of 12 Pages

By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) March 18, 2011

CUSIP No. 75689M101	SCHEDULE 13D	Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2011

CLINTON GROUP, INC.

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By:	Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By:	Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON EQUITY STRATEGIES MASTER FUND, LTD.
By:	Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

GEH CAPITAL, INC.

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George Hall
George Hall

CUSIP No. 75689M101	SCHEDULE 13D	Page 10 of 12 Pages

SPOTLIGHT ADVISORS, LLC

By:	/s/ Gregory P. Taxin
Name: Gregory P. Taxin
Title: Managing Member

/s/ Gregory P. Taxin
Gregory P. Taxin

CUSIP No. 75689M101	SCHEDULE 13D	Page 11 of 12 Pages

SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CLINTON MAGNOLIA MASTER FUND, LTD.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/23/2011	2,663	22.56
2/23/2011	(2,200)	22.63
2/24/2011	7,600	22.27
2/25/2011	(10,900)	23.52
2/25/2011	90	23.55
3/1/2011	10,000	23.76
3/2/2011	10,000	23.67
3/3/2011	15,000	24.14
3/3/2011	(2,300)	24.24
3/7/2011	15,000	24.50
3/8/2011	15,000	24.26
3/8/2011	(5,000)	24.22
3/9/2011	21,457	24.48
3/10/2011	3,415	24.15
3/11/2011	5,000	24.21
3/15/2011	30,000	24.00
3/16/2011	15,000	24.21
3/17/2011	5,000	24.29
3/18/2011	5,000	24.88
3/18/2011	(5,000)	20.00
3/18/2011	(285,300)	22.50
3/21/2011	(32,698)	24.66
3/21/2011	(3,302)	24.69

CUSIP No. 75689M101	SCHEDULE 13D	Page 12 of 12 Pages

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)
2/23/2011	3/19/2011	(7,500)	22.5
2/24/2011	3/19/2011	(5,000)	22.5
2/24/2011	3/19/2011	(5,000)	22.5
2/24/2011	3/19/2011	(15,000)	22.5
2/28/2011	6/18/2011	(16,000)	25
2/28/2011	3/19/2011	(5,000)	25
2/28/2011	4/16/2011	(5,000)	25
3/1/2011	3/19/2011	(20,000)	25
3/1/2011	6/18/2011	(16,100)	25
3/1/2011	4/16/2011	(15,000)	25
3/2/2011	6/18/2011	(15,000)	25
3/2/2011	4/16/2011	(20,100)	25
3/3/2011	3/19/2011	(35,000)	25
3/3/2011	6/18/2011	(5,100)	25
3/3/2011	4/16/2011	(35,000)	25
3/7/2011	4/16/2011	(75,000)	25
3/7/2011	3/19/2011	(10,000)	25
3/8/2011	3/19/2011	(78,800)	25
3/8/2011	4/16/2011	(6,200)	25
3/9/2011	3/19/2011	(65,100)	25
3/10/2011	4/16/2011	(35,000)	25
3/11/2011	4/16/2011	(15,000)	25
3/14/2011	4/16/2011	(60,000)	25
3/15/2011	4/16/2011	(100,000)	25
3/17/2011	4/16/2011	(5,300)	25
3/18/2011	4/18/2011	(100,000)	25
3/18/2011	3/19/2011	65,000	25
3/18/2011	3/19/2011	50,000	25
3/18/2011	4/16/2011	(50,000)	25
3/21/2011	4/16/2011	(25,000)	25